FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 9, 2020 of Performance Shipping Inc. (the “Company”) announcing that (i) it has accepted an offer letter whereby it intends to enter into an agreement for a new amortizing term loan facility of up to US$31.5 million with Piraeus Bank S.A. through three separate wholly-owned subsidiaries of the Company, and that (ii) the Company has obtained approval from Nordea Bank Abp, filial i Norge to amend the existing credit facility, reducing the quarterly installments on the remaining US$28.1 million term loan secured by the M/T Blue Moon and M/T Briolette.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: November 9, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES ACCEPTANCE OF A SIGNED OFFER LETTER FROM PIRAEUS BANK S.A.
ATHENS, GREECE, November 9, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, today announced that it has accepted an offer letter whereby it intends to enter into an agreement for a new amortizing term loan facility of up to US$31.5 million with Piraeus Bank S.A. (the “Facility”) through three separate wholly-owned subsidiaries of the Company. This Facility is subject to the completion of customary closing conditions and the execution of a final loan agreement by the Company and its lenders. Proceeds from the Facility will be used to refinance an existing term loan facility for the M/T P. Fos and M/T P. Kikuma with Nordea Bank Abp, filial i Norge, through a first advance of up to US$22.5 million and to partially finance the acquisition of a fifth Aframax tanker vessel through a second advance of up to US$9.0 million. This Facility shall bear interest at the rate of LIBOR plus a margin of 2.85% per annum.
Assuming that the Company draws down the entire amount available under both advances, the Facility will be repayable in sixteen (16) quarterly installments of US$1.1 million, and concurrent with the sixteenth quarterly installment, within four years from the drawdown date, the Company will owe a balloon payment of US$13.9 million.
Separately, the Company has obtained approval from Nordea Bank Abp, filial i Norge to amend the existing credit facility, reducing the quarterly installments on the remaining US$28.1 million term loan secured by the M/T Blue Moon and M/T Briolette.
Commenting on the term loan facility, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:
“We are pleased to have agreed on the main terms for a new amortizing term loan facility of up to US$31.5 million with Piraeus Bank S.A. This is the second term loan facility that the Company has procured since its exclusive fleet deployment in the tanker sector and a testament to its strong relationships with commercial banks. This facility paves the way for the acquisition of our fifth Aframax tanker and the reduction of our quarterly installments to reduce our daily vessel cash breakeven, thus further facilitating the payment of dividends pursuant to our variable dividend policy. Upon drawdown of the facility and acquisition of the fifth Aframax tanker, we expect to comply with our stated financial leverage policy of net debt upon incurrence being below 35.0% of our fleet value.”

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of four Aframax tankers. The Company's current fleet of tanker vessels is employed primarily on short to medium term charters with leading energy companies and traders.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.